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Manuel Garciadiaz

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	tel 212.450.6095 manuel.garciadiaz@davispolk.com

August 6, 2014

Re:	C1 Financial, Inc.

Amendment No. 2 to

Registration Statement on Form S-1

Submitted July 31, 2014

CIK No. 0001609132

Mr. Michael Clampitt

Senior Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Dear Mr. Clampitt:

On behalf of C1 Financial, Inc., a Florida corporation (the “Company”), this letter sets forth the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission set forth in your letter dated August 1, 2014 (the “Comment Letter”), regarding Amendment No. 2 to the Company’s Registration Statement on Form S-1 (“Amendment No. 2”). The Company has revised Amendment No. 2 in response to the Staff’s comments and is submitting concurrently with this letter Amendment No. 3 to its Registration Statement on Form S-1 (“Amendment No. 3”), which reflects the revisions to Exhibit 5.

For the convenience of the Staff, the comment from the Comment Letter is restated in italics prior to its response. We are also sending, under separate cover, a marked copy of Amendment No. 3 showing changes to Exhibit 5 filed with Amendment No. 2.

Amendment No. 2 to Draft Registration Statement on Form S-1

Exhibit 5

1.	Counsel may not assume the due execution and delivery of documents of the party it is representing. Please revise the second sentence of the fourth paragraph of the opinion accordingly or tell us why this assumption is necessary or appropriate.

Mr. Michael Clampitt U.S. Securities and Exchange Commission August 6, 2014	2

Response: The Company has filed a revised Exhibit 5 to Amendment No. 3 in response to the Staff’s comment.

Please do not hesitate to contact the undersigned at 1-212-450-6095 if you should have any questions.

Very truly yours,

/s/ Manuel Garciadiaz

Manuel Garciadiaz

cc:	Trevor R. Burgess, Chief Executive Officer, C1 Financial, Inc.
William Knibloe, Partner, Crowe Horwath LLP

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